

Mail Stop 6010

August 19, 2008

VIA U.S. MAIL and FACSIMILE (402) 453-7238

Mr. Kevin S. Herrmann
Chief Financial Officer
4350 McKinley Street
Omaha, NE 68112

     **RE:   Ballantyne of Omaha, Inc.**
            **Form 10-K for the fiscal year ended December 31, 2007**
            **Filed April 1, 2008**
            **Form 10-Q for the fiscal Quarter ended March 31, 2008**
            **Filed May 12, 2008**
            **Form 10-Q for the fiscal Quarter ended June 30, 2008**
            **Filed August 11, 2008**
            **File No. 001-13906**

Dear Mr. Herrmann:

We have reviewed your response dated July 29, 2008 and related filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended 12/31/2007

Consolidated Balance Sheets, page 35

1.      Please refer to comment 2 in our letter dated June 30, 2008. Please tell us how the deferred tax asset and liability amounts on the consolidated balance sheets agree to the amounts disclosed in the Income Tax footnote on page 55.

Note 4.  Investment in Digital Link II Joint Venture, page 47

2.      Please refer to comment 5 in our letter dated June 30, 2008.  We note that you have stated in your response that you received $3.45 million in cash consideration in return for tendering $6.2 million in assets for your investment in Digital Link II, LLC. Please tell us where the consideration is included in your statements of cash flows.

Form 10-Q as of 3/31/2008

Note 6. Investments, page 12

3.      In future filings please provide disclosure about the redemption of your investments in auction rate securities at par. Please clarify what you mean by the statement that the Company redeemed $1.2 million of its outstanding ARS investments and that management anticipates a large portion of the redemptions to occur through the fund itself during 2008. In addition, disclose whether you anticipate the future redemptions of these securities to be at par.

Form 10-Q as of 6/30/2008

Note 7. Sale of Product Line, page 7

4.      Please refer to comment 5 in our letter dated June 30, 2008.  Please tell us why you are unable clearly distinguish the operations of the Coater and Marinade product line, which appears to be a food product line, from the rest of the Company. Tell us how you have met the requirements of SFAS 144.

*****

Mr. Kevin S. Herrmann
Ballantyne of Omaha, Inc.
August 19, 2008
Page 3

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions.  In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.


                                Sincerely,


                                Gary Todd
                                Senior Review Accountant